SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 9, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2007

Buenos Aires, Argentina, August 9, 2007 - Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA”) announced today its results for the second quarter period ended June 30, 2007 (“2Q07”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•	The Bank’s net income totalled Ps.115.3 million. This result was 17% or Ps.16.3 million higher than 2Q06’s Ps.98.9 million. The annualized ROAE and ROAA reached 20.4% and 2.9%, respectively.

•	The Bank’s net interest income was Ps.233.8 million, decreasing 10% quarter on quarter (“QoQ”) but increasing 33% year over year (“YoY”).

•
Banco Macro’s financing to the private sector also showed an attractive growth rate of 11% or Ps.716.3 million QoQ and 77% or Ps.3.08 billion, YoY. Personal loans which represent a strategic product for the Bank, once again led private loan portfolio growth. This product grew 23% QoQ and 160% YoY.

•
Total deposits grew 9% or Ps.1.04 billion QoQ, totalling Ps.12.0 billion and represented 78% of the Bank’s liabilities. The highest growth in private sector funding was in sight deposits (current and savings accounts).

•	Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.1.7 billion. In addition, the Bank’s liquid assets remained at a high level, reaching 64.1% of total deposits.

•	The Bank’s asset quality improved to more attractive levels. In 2Q07, Banco Macro’s PDLs to total loans ratio was 1.55% compared to 1Q07’s 1.64% and the coverage ratio reached 159.25%.

RESULTS

Earnings per share were Ps.0.17, 17% higher compared to 2Q06’s Ps.0.14.

EARNINGS PER SHARE	MACRO consolidated
	II06	III06	IV06	I07	II07

Net income (M $)	99.0	105.7	147.1	123.2	115.3
Average shares outstanding (M)	683.9	683.9	683.9	683.9	683.9
Book value per share ($)	3.01	3.17	3.38	3.57	3.58
Earnings per share ($)	0.14	0.15	0.22	0.18	0.17

Banco Macro’s 2Q07 net income climbed by 17% YoY to Ps.115.3 million from last year’s level of Ps.98.9 million. However, when compared to 1Q07, the Bank’s net income decreased Ps.7.9 million or 6%, mainly driven by lower financial income from the NOBACs portfolio and higher administration expenses (see Financial Income and Administrative Expense tables).

The Bank’s 2Q07 ROAE was 20.4%. Additionally, the obtained ROAE has a higher value considering the low leverage of Banco Macro’s balance sheet (7.3x assets to equity ratio).

INCOME STATEMENT	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07

Net financial income	175.3	211.5	238.8	259.6	233.8
Provision for loan losses	-13.9	-20.4	-17.4	-17.3	-14.6
Net fee income	76.9	97.2	114.5	114.7	121.1
	238.3	288.3	335.9	357.0	340.3
Administrative expense	-145.2	-168.7	-210.1	-217.6	-229.0
	93.1	119.6	125.8	139.4	111.3
	0.0	-1.7	-1.4	-0.9	-0.2
Net other income	16.2	15.2	53.1	-1.2	28.1
Earnings before income tax	109.3	133.1	177.5	137.3	139.2
Income tax	-10.4	-27.4	-30.4	-14.1	-23.9
NET INCOME	98.9	105.7	147.1	123.2	115.3

The Bank’s financial income of Ps.404.6 million increased 55% YoY or Ps.143.3 million (27% without including NBB) and 3% QoQ or Ps.12.9 million.

In the quarter, interests on loans increased 11% QoQ and represented 58% of total financial income. This performance was in line with the sustained private sector loan growth (please refer to Private Sector Financing section). Within this segment, interests on documents increased by 17% while interest on other loans (including interests on personal loans) grew 15% QoQ. Overall, interests on loans grew 91% YoY (or 65% without including NBB).

2Q07 Results	Page 3 of 21

Results generated by public and private securities decreased 31% QoQ, as a result of lower interests accrued in the Bank’s LEBAC and NOBAC portfolio. This portfolio is at a variable interest rate and is adjusted by BADLAR. During this quarter, BADLAR reached its lowest level in the last twelve months. If BADLAR had been at the 12-month average, the Bank’s financial income would have been 7% higher.

Finally, CER-adjusted income decreased Ps.7.9 million or 32%, explained by the CPI evolution (1Q07 CER index was 2.52% and 2Q07 was .91%). On a YoY basis, CER-adjusted income decreased by Ps.2.5 million mainly due to a decrease in other assets adjusted by CER.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07

Interest on cash and due from banks	2.2	3.7	3.3	5.2	2.8
Interest on loans to the financial sector	4.3	3.5	6.3	10.0	12.1
Interest on overdrafts	23.7	37.0	43.1	40.0	41.2
Interest on documents	10.0	15.4	21.9	23.9	27.9
Interest on mortgages	11.3	12.9	15.2	14.3	14.8
Interest on pledges	10.0	11.5	12.5	12.2	12.0
Interest on credit cards	7.0	8.5	10.3	11.6	13.0
Interest on other loans	57.0	69.7	88.3	100.4	115.0
Interest on other receivables from financial intermediation	2.8	4.2	4.1	4.2	4.8
Income from government & private securities (1)	77.0	99.3	97.7	126.5	86.6
	0.1	0.6	-0.6	0.0	1.0
Results of guaranteed loans	6.7	7.8	9.0	8.9	8.8
CER adjustment (2)	19.2	14.9	22.2	24.6	16.7
CVS adjustment	0.4	0.4	0.8	0.4	0.5
Other	29.6	28.5	31.0	35.3	47.4

Total financial income	261.3	317.9	365.1	417.5	404.6

(1) Income from government & private securities
LEBAC / NOBAC	61.2	78.8	69.0	99.7	69.5
Other	15.8	20.5	28.7	26.8	17.1
TOTAL	77.0	99.3	97.7	126.5	86.6

(2) CER adjustment
Guaranteed loans	14.5	10.6	17.3	21.6	14.6
Loans to the private sector	0.1	3.0	2.9	2.3	1.8
Other	4.6	0.7	2.3	0.7	0.3
TOTAL	19.2	14.9	22.2	24.6	16.7

Banco Macro’s 2Q07 financial expenses of Ps.170.8 million climbed 99% YoY (or 74% YoY without NBB) and 8% QoQ mainly due to interest on deposits´growth.

Interest on deposits represented 61% of total financial expenses and grew 101% YoY (or 74% YoY without NBB) and 8% QoQ, in line with deposit growth (see Deposits and Funding tables). Therefore, this increase can be traced to deposit growth and not to higher interest rates.

2Q07 Results	Page 4 of 21

Interest on other liabilities from financial intermediation totaled Ps.17.7 million, growing Ps.7.9 million from 1Q07. This was mainly explained by higher interests on corporate bonds (due to June’s USD100 million peso-linked issue) and interests paid to SEDESA, due to the acquisition of NBB’s preferred shares.

Finally, expenses originated by CER-adjustments decreased Ps.5.1 million or 33% QoQ due to the CPI evolution which was directly related to the inflation index. On a YoY basis, CER-adjusted expenses decreased by Ps.4.1 million or 28% (56% without including NBB).

FINANCAL EXPENSES	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07

Interest on checking accounts	1.6	2.6	4.7	5.3	4.6
Interest on saving accounts	1.3	1.7	2.0	2.1	2.3
Interest on time deposits	49.2	70.3	77.9	89.7	97.7
Interest on other liabilities from financial intermediation	3.2	4.1	3.7	9.8	17.7
	0.0	0.0	0.0	13.7	12.5
Other Interest	2.9	4.3	4.1	3.7	3.2
CER adjustments (3)	14.4	8.9	13.5	15.4	10.3
Other Interest	13.4	14.6	20.4	18.2	22.5

Total Financial Expenses	86.0	106.5	126.3	157.9	170.8

(3) CER adjustments
Time deposits CER adjusted	7.4	2.5	3.6	3.5	2.5
Advance for BODEN purchase	5.8	3.4	4.6	10.8	6.9
Other	1.2	3.0	5.3	1.1	0.9
TOTAL	14.4	8.9	13.5	15.4	10.3

Banco Macro’s net fee income of Ps.121.1 million rose by 57% or Ps.44.2 million from last year’s level of Ps.70.7 million. If we had not included NBB in our analysis, net fee income would have grown by 23% YoY. On a quarterly basis, there was an increase of 6%, mainly due to higher fees on deposits, in line with the higher deposit stock in the quarter.

NET FEE INCOME	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07

Fee charges on deposit accounts	64.8	80.5	97.9	96.7	103.6
Debit and credit card income	9.8	10.8	22.6	16.5	16.9
Other fees related to foreign trade	2.9	2.9	3.2	4.3	3.8
Credit-related fees	7.2	8.1	11.7	12.9	11.7
Lease of safe-deposit boxes	2.1	2.0	-3.8	3.1	3.4
Other	11.4	18.6	11.1	13.4	13.9
Total fee income	98.2	122.9	142.7	146.9	153.3

Total fee expenses	21.3	25.8	28.2	32.2	32.2

Net fee income	76.9	97.1	114.5	114.7	121.1

2Q07 Results	Page 5 of 21

In 2Q07, Banco Macro’s administrative expenses of Ps.229 million grew by 5% compared to the previous quarter’s level of Ps.218 million and 58% on a YoY basis (or 26% without including NBB). The quarterly increase was explained by the annual payment of Directors’ and Statutory Auditor’s fees.

Meanwhile, personnel expenses remained stable on a quarterly basis. In 1Q07, the bank paid annual bonus to the personnel ($14M) while in 2Q07, there was a 14% salary increase agreed with the unions.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07

Personnel expenses	82.2	103.0	132.0	137.7	138.1
Fees to directors & statutory auditors	7.2	2.5	3.0	3.5	14.8
Other profesional fees	10.2	10.1	11.5	9.6	9.1
Advertising & publicity	7.7	9.2	10.0	9.5	10.4
Taxes	1.7	1.8	3.2	3.1	2.9
Other operating expenses	31.5	37.6	45.8	49.1	49.0
Other	4.7	4.5	4.6	5.1	4.7
Total Administrative Expenses	145.2	168.7	210.1	217.6	229.0

Total Employees	5.570	7.500	7.585	7.635	7.767
Branches	279	437	433	429	428

The Bank’s net other income totalled Ps.28.1 million, explained by loans recovered and provisions’ reversal.

NET OTHER INCOME	MACRO Consolidado
Other Income	II06	III06	IV06	I07	II07
Penalty interest	1.1	1.2	2.1	1.4	1.5
Recovered loans and allowances reversed	29.1	34.0	98.8	27.4	49.1
Other	12.2	6.3	6.0	5.5	13.3
Total Other Income	42.4	41.5	106.9	34.3	63.9

Other Expense
Other allowances	4.9	3.3	13.2	4.7	1.1
Intangible assets amortization	4.7	5.4	5.6	5.7	5.9
Other	16.6	17.6	35.0	25.1	28.8
Total Other Expense	26.2	26.6	53.8	35.5	35.8

Net Other Income	16.2	15.2	53.1	-1.2	28.1

2Q07 Results	Page 6 of 21

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued growing at attractive rates (77% or Ps.3.08 billion YoY and 11% or Ps. 716.3 million QoQ), netting the effects related to the Bank’s liquidity management policy (advances to AAA companies) and adding the Bank’s personal financial trust and leasing portfolio.

The Bank’s lending portfolio expansion was mainly explained by consumer loans. Personal loans rose 23% or Ps.405.5 million QoQ and 160% or Ps.1.33 billion YoY. Moreover, credit card loans increased by 10% or Ps.51.6 million QoQ and 93% or Ps.283.4 million YoY. In addition, other loans (where collateralized loans to SME are accounted) increased by 4% or Ps.61.9 million QoQ and 45% or Ps.445.5 million YoY.

Finally, leasing loans also evolved favourably (up 62% YoY) and financial trusts which rose 23% YoY.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	II06	III06	IV06	I07	II07	QoQ	YoY

Overdrafts (total)	948.4	1,150.4	1,103.3	1,015.3	981.5	-3%	3%
Overdrafts	297.4	552.6	675.9	581.1	674.5
AAA (liquidity administration)	651.0	597.8	427.4	434.2	307.0
Discounted documents	381.7	509.7	543.7	575.0	638.4	11%	67%
Mortgages	346.9	417.1	426.1	447.7	477.2	7%	38%
Pledges	255.7	298.7	300.9	294.1	291.7	-1%	14%
Consumer	834.3	1,103.5	1,431.1	1,761.8	2,167.3	23%	160%
Credit Cards	306.2	452.7	497.9	538.0	589.6	10%	93%
Others	995.6	1,172.5	1,131.3	1,379.2	1,441.1	4%	45%
Total loans	4,068.8	5,104.6	5,434.3	6,011.1	6,586.8	10%	62%
Financial trusts	391.3	404.1	373.7	489.1	482.1	-1%	23%
Leasing	204.0	252.0	282.1	310.7	331.1	7%	62%
Total credit to the private sector	4,664.1	5,760.7	6,090.1	6,810.9	7,400.0	9%	59%

Total credit w/o liquidity administration	4,013.1	5,162.9	5,662.7	6,376.7	7,093.0	11%	77%

PUBLIC SECTOR ASSETS

The Bank’s net exposure of public sector assets (net of LEBAC / NOBAC) to total assets ratio narrowed to 2.8% from last year’s level of 4.9% and was also lower than the system’s average. This is a consequence of the “crowding in” effect that has been going on in Argentina’s banking sector.

2Q07 Results	Page 7 of 21

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07	Val

LEBAC / NOBAC B.C.R.A.	1,880.5	2,532.9	2,373.5	3,449.7	3,670.9	MV
Secured bonds	31.6	29.2	0.1	0.0	0.0	MV
Compensation receivable bond	0.0	0.0	0.0	0.0	0.0	TV
Other	464.8	317.2	286.0	243.0	357.2	MV
Government securities	2,376.9	2,879.2	2,659.6	3,692.7	4,028.1
Guaranteed loans	615.4	780.0	771.4	793.5	763.1	A3911
Provincial loans	0.7	1.0	0.3	1.2	0.2	PV
Government securities loans	56.1	38.6	2.5	11.1	8.8	MV
Loans	672.2	819.6	774.1	805.8	772.1
Compensation to be received	8.5	0.0	0.0	0.0	0.0	TV
Purchase of government bonds	286.9	175.3	548.5	207.8	190.6	MV
Other receivables for financial intermediation	295.3	175.3	548.5	207.8	190.6
Boden purchased from clients (Swap II)	0.0	0.0	0.0	0.0	0.0	MV
Boden 2005, 2007, 2008, 2012 & 2013 to collect	25.1	15.8	16.9	17.4	15.7	MV
Other receivables	25.1	15.8	16.9	17.4	15.7

TOTAL ASSETS	3,369.5	3,889.9	3,999.1	4,723.7	5,006.5

TOTAL LIABILITIES	928.1	727.0	551.4	852.7	831.7

Net exposure	2,441.4	3,162.9	3,447.8	3,871.0	4,174.8

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,489.0	1,357.0	1,625.6	1,274.0	1,335.6

TOTAL PUBLIC SECTOR ASSETS (net of LEB / NOB) / T. A.	13.0%	10.0%	11.2%	7.6%	7.4%

Net exposure (net of LEB/NOB) / TOTAL ASSETS	4.9%	4.6%	7.4%	2.5%	2.8%

FUNDING

Banco Macro’s deposit base reached Ps.12.0 billion, being the most important source of funds for the Bank (78% of total liabilities). Deposits grew by 9% or Ps.1.04 billion QoQ.

Public sector deposits grew 32% or Ps.403 million QoQ.

Private sector deposits grew 7% or Ps.633 million QoQ. This expansion was mainly explained by current and saving accounts which grew 16% and 9% QoQ, respectively.

In the quarter, time deposits grew by 1% and represented 43% of the Bank’s total deposit base.

DEPOSITS	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II 07	II07 / I07	II07 / II06

Public sector	1,327.9	1,452.1	1,295.6	1,247.1	1,650.1	32%	24%

Financial sector	6.4	10.4	5.1	6.0	9.4	56%	46%

Private sector	6,421.0	8,225.3	8,770.3	9,730.5	10,363.0	7%	61%
Current accounts	1,234.8	1,667.6	1,876.2	2,085.0	2,415.8	16%	96%
Savings accounts	1,188.7	1,624.1	2,097.4	2,070.8	2,261.8	9%	90%
Time deposits	3,631.8	4,514.3	4,381.0	5,140.8	5,176.3	1%	43%
Other	365.7	419.3	415.7	433.9	509.1	17%	39%
TOTAL	7,755.3	9,687.8	10,071.0	10,983.6	12,022.5	9%	55%

2Q07 Results	Page 8 of 21

Other sources of funds

The Bank’s other sources of funds increased by 8% or Ps.337.7 million QoQ. This increase can be principally explained by the issuance of USD100 million Argentine Peso-Linked Notes Due 2012 in June (5 year term and 10.750% fixed coupon).

OTHER FUNDING	MACRO consolidated
	II06	III06	IV06	I07	II07
Central Bank	230.0	375.3	386.2	394.1	402.7
Banks and international institutions	163.8	179.8	182.4	163.7	166.1
Financing received from Argentine financial institutions	44.2	47.1	68.2	57.4	92.2
Subordinated corporate bonds	12.5	56.8	507.8	526.3	481.0
Senior bonds	0.0	0.0	0.0	465.7	790.2
Shareholders´ equity	2,062.2	2,167.9	2,315.0	2,438.2	2,450.9
Total Funding	2,512.8	2,826.9	3,459.6	4,045.4	4,383.1

Banco Macro’s annual average cost of funds of 4.4% is one of the lowest in Argentina’s banking sector.

LIQUID ASSETS

The Bank’s liquid assets increased by 7% or Ps.523.9 million QoQ, mainly due to the funds obtained from the peso-linked notes issued in June.

Among liquid assets, cash showed the largest growth, explained by higher technical reserves due to the increase in sight deposits.

In addition, LEBACs and NOBACs portfolio also rose 6% since the Bank has partially allocated the funds coming from June’s note issue into highly liquid assets until new loans are made, which has been the main purpose for issuing medium and long term notes.

Banco Macro’s liquid asset to deposits ratio remained at 64.1% and was higher than Argentina’s banking sector average of 43.8%. A conservative liquidity level was, is and will be Banco Macro’s strategic policy.

LIQUID ASSETS	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07

Cash	1,783.0	2,050.3	2,626.9	1,924.1	2,472.8
Guarantees for compensating chambers	122.7	138.8	115.7	149.0	156.5
Loans to AAA companies	604.0	597.8	427.4	434.2	307.0
Call	114.7	237.0	395.0	584.0	483.0
Repos	218.3	28.0	214.2	90.9	48.1
LEBAC / NOBAC	1,975.0	2,686.5	2,787.0	3,997.5	4,236.2
TOTAL	4,817.7	5,738.4	6,566.2	7,179.7	7,703.6

Liquid assets to total deposits	62.1%	59.2%	65.6%	65.4%	64.1%

2Q07 Results	Page 9 of 21

SOLVENCY

In 2Q07, Banco Macro showed an excess capital of Ps.1.72 billion (higher than the required capital of Ps.984 million).

The capitalization ratio was 27.9%, well above the 10.5% minimum required by the Central Bank.

The main target for the Bank’s excess capital is growth with the consequent higher leverage of its balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07
Credit requirements	487	582	651	714	764
Market risk requirements	51	56	61	80	85
Interest rate requirements	8	4	16	7	6
Incremental requirements			13	73	129
Integrated capital	2.012	2.104	2.656	2.810	2.710
Excess capital	1.466	1.462	1.915	1.936	1.726

ASSET QUALITY

Banco Macro continued improving its asset quality ratios. In 2Q07, NPLs accounted for 1.55% of total financing compared to the 1.64% posted in 1Q07. This improvement can be traced to the combined effect of an increase in the Bank’s loan book and stability in the NPLs portfolio.

The obtained asset quality standard is highly valued considering that Banco Macro’s has incorporated two regional banks (Suquía and Bisel) in the last two years.

The coverage ratio continued in attractive levels of 159.3%.

ASSET QUALITY	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07
Commercial portfolio	3,421.8	4,087.1	4,097.3	4,537.5	4,517.6
Irregular	62.3	78.2	65.8	50.5	47.2
Consumer portfolio	2,138.0	2,900.0	3,350.7	3.8	4,267.4
Irregular	66.5	82.1	81.6	86.1	88.9
Total portfolio	5,559.8	6,987.1	7,448.0	8,315.5	8,785.0
Irregular	128.8	160.3	147.4	136.6	136.2
Irregular / total portfolio	2.3%	2.3%	2.0%	1.6%	1.6%
Total provisions	198.0	235.7	230.4	231.8	216.9
Coverage ratio	153.7%	147.0%	156.3%	169.7%	159.3%

2Q07 Results	Page 10 of 21

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	II06	III06	IV06	I07	II07
In MILLION $

CER adjustable ASSETS
Government securities	210.3	309.0	116.3	95.9	100.5

Guaranteed loans	617.0	778.6	769.6	792.4	760.7
Loans to the private sector	99.4	139.3	93.8	69.4	70.0
Other loans	74.3	79.9	19.3	19.6	17.0
Loans	790.7	997.8	882.7	881.4	847.7

Leasing	0.8	5.3	4.9	4.5	4.5
Other loans	10.1	10.4	13.0	12.6	12.5
Total CER adjustable assets	1,011.9	1,322.5	1,016.9	994.4	965.2

CER adjustable LIABILITIES
Deposits	261.9	155.3	132.6	139.8	125.6
Other liabilities for financial intermediation	268.7	414.6	423.7	434.3	441.4
Subordinated debt	7.5	6.3	3.0	2.7	2.8
Total CER adjustable liabilities	538.1	576.2	559.3	576.8	569.8

NET ASSET CER EXPOSURE	473.8	746.3	457.6	417.6	395.4

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07

Cash	628.8	745.7	1,029.3	766.1	1,226.1
Government Securities	491.7	370.8	247.9	344.4	333.2
Loans	657.6	809.5	776.3	1,028.8	1,143.2
Other receivables from financial intermediation	544.8	297.9	274.5	467.9	158.9
Investments in other companies		1.6	1.6	1.6	1.3
Other loans	12.5	11.8	14.3	18.3	35.0
Other assets	6.1	0.0	0.0	0.0	0.0
TOTAL ASSETS	2,341.5	2,237.3	2,343.9	2,627.1	2,897.7
Deposits	1,398.6	1,665.3	1,591.9	1,770.8	1,928.6
Other liabilities from financial intermediation	676.6	442.6	425.9	104.8	863.7
Other liabilities	3.3	4.4	3.8	3.6	4.7
Subordinated notes		50.3	504.8	523.6	478.2
Provisions	5.8	0.0	0.0	0.0	0.0
TOTAL LIABILITIES	2,084.3	2,162.6	2,526.4	3,402.8	3,275.2

NET FX POSITION	257.2	746.9	-182.5	-775.7	-377.5

2Q07 Results	Page 11 of 21

RELEVANT AND RECENT EVENTS

✓
In May 2007, Banco Macro’s S.A (BMA) and Nuevo Banco Suquía’s S.A. (NBS) completed the option for the acquisition of preferred shares of NBB to SEDESA for Ps.51 million and Ps.15.4 million, respectively.

✓
In June 2007, Banco Macro issued the Argentine Peso-Linked Notes for a nominal USD 100 million for a 5-year term and at a fixed rate of 10.75%. These funds will be used to generate new loans. In addition, the extraordinary Shareholders Meeting held in June 2007 approved the increase in the Global Medium Term Note Program from USD400 million to USD700 million.

✓
In June 2007, the Banco Macro’s S.A (BMA) and Nuevo Banco Suquía’s S.A. (NBS) the Shareholders´ Meetings of approved the merger agreement, which established the incorporation of the financial statements of NBS into financial statements of BMA retroactively to January 1, 2007.

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held tomorrow August 10, 2007 at 1:00 p.m. Buenos Aires time (12:00 p.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Financial and Investor Relations Manager). Dial in information:

(800) 210-9006 (Within the U.S.)
(719) 457-2621 (Outside the U.S.)
Conference ID: 4281245

2Q07 Results	Page 12 of 21

DISCLAIMER
This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Head of Investor Relations and Finance Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar
Visit the Bank’s website at http://www.macro.com.ar

2Q07 Results	Page 13 of 21

BALANCE SHEET	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07

ASSETS	11,495.8	13,578.0	14,505.0	16,783.0	17,963.1
Cash	1,783.0	2,050.3	2,626.9	1,924.1	2,472.8
Government Securities	2,685.5	3,227.1	3,223.0	4,485.7	4811.0
Loans	4,694.7	6,004.8	6,527.0	7,327.4	7,799.9
To the non-financial Government Sector	617.3	783.8	774.3	796.8	765.0
To the financial Sector	114.7	237.0	436.9	635.5	544.4
To the non-financial private sector	4,068.8	5,104.6	5,434.3	6,011.1	6,586.8
-Overdrafts	948.4	1,150.4	1,103.3	1,015.3	981.5
-Discounted documents	381.7	509.7	543.7	575.0	638.4
-Mortgages	346.9	417.1	426.1	447.7	477.2
-Pledges	255.7	298.7	300.9	294.1	291.7
-Consumer	834.3	1,103.5	1,431.1	1,761.8	2,167.3
-Credit cards	306.2	452.7	497.9	538.0	589.6
-Other	995.6	1,172.5	1,131.3	1,379.2	1,441.1
Less: int. doc., cotiz dif.	72.4	94.8	90.1	93.1	98.2
Provisions	-178.5	-215.4	-208.6	-209.1	-194.5
Other receivables from financial intermediation	1,428.2	1,152.7	914.6	1,808.2	1,549.5
Investments in other companies	14.4	15.2	10.4	10.4	10.8
Other receivables	156.8	186.5	193.4	187.9	233.2
Other assets	733.2	941.5	1,009.6	1,039.2	1,085.9
LIABILITIES	9,433.6	11,410.1	12,190.0	14,344.8	15,512.3
Deposits	7,755.3	9,687.8	10,071.0	10,983.6	12,022.6
From the non-financial government sector	1,327.9	1,452.1	1,295.6	1,247.1	1,650.2
From the financial sector	6.4	10.4	5.1	6.0	9.4
From the non-financial private sector	6,421.0	8,225.3	8,770.3	9,730.5	10,363.0
-Checking accounts	1,234.8	1,667.6	1,876.2	2,085.0	2,415.8
-Savings accounts	1,188.6	1,624.1	2,097.4	2,070.8	2,261.8
-Time deposits	3,631.8	4,514.3	4,381.0	5,140.8	5,176.3
-Other	365.8	419.3	415.7	433.8	509.1
Other liabilities from financial intermediation	1,418.9	1,352.4	1,237.1	2,480.5	2,726.6
Subordinated corporate bonds	12.5	56.8	507.8	526.3	481.0
Other liabilities	246.9	313.1	374.1	354.4	282.1

STOCKHOLDERS´ EQUITY	2,062.2	2,167.9	2,315.0	2,438.2	2,450.8

LIABILITIES + STOCKHOLDERS´ EQUITY	11,495.8	13,578.0	14,505.0	16,783.0	17,963.1

2Q07 Results	Page 14 of 21

BALANCE SHEET	SUQUIA
In MILLION $	II06	III06	IV06	I07	II07

ASSETS	3,277.0	3,385.7	3,701.6	4,137.9	4,465.0
Cash	468.2	514.2	517.7	407.9	437.3
Government Securities	974.2	831.1	726.4	883.8	994.6
Loans	1,526.5	1,579.6	1,788.9	1,949.2	2,071.0
To the non-financial Government Sector	226.9	229.4	232.9	240.3	205.7
To the financial Sector	48.2	25.0	195.9	241.3	320.0
To the non-financial private sector	1,255.8	1,331.0	1,370.5	1,478.4	1,556.0
-Overdrafts	263.1	212.7	191.5	186.5	118.0
-Discounted documents	141.0	151.8	171.6	180.1	218.7
-Mortgages	168.9	176.0	189.6	201.4	215.4
-Pledges	179.9	175.3	173.1	162.1	158.6
-Consumer	129.3	158.5	205.5	251.2	320.7
-Credit cards	98.0	109.6	119.3	126.1	136.8
-Other	275.6	347.1	319.9	371.0	387.8
Less: int. doc., cotiz dif.	38.7	37.4	32.8	31.4	31.1
Provisions	-43.1	-43.2	-43.2	-42.2	-41.8
Other receivables from financial intermediation	117.4	51.3	232.4	438.2	458.3
Investments in other companies	0.3	185.4	195.4	204.9	232.2
Other receivables	40.3	42.5	40.0	42.6	46.6
Other assets	150.2	181.5	200.9	211.3	225.0
LIABILITIES	2,703.0	2,752.9	2,970.8	3,349.2	3,631.3
Deposits	2,296.3	2,437.2	2,482.2	2,671.4	2,891.3
From the non-financial government sector	2.9	2.3	3.3	2.6	1.8
From the financial sector	2.8	2.9	1.4	1.7	0.6
From the non-financial private sector	2,290.6	2,432.0	2,477.5	2,667.1	2,888.9
-Checking accounts	585.7	605.5	634.4	662.8	757.1
-Savings accounts	449.3	443.5	464.2	472.6	505.2
-Time deposits	1,099.3	1,224.4	1,228.2	1,364.9	1,452.3
-Other	156.3	158.6	150.7	166.8	174.3
Other liabilities from financial intermediation	349.0	257.0	425.7	613.7	667.7
Subordinated corporate bonds	0.0	0.0	0.0	0.0	0.0
Other liabilities	57.8	58.7	62.9	64.1	72.3

STOCKHOLDERS´ EQUITY	574.0	632.8	730.8	788.7	833.7

LIABILITIES + STOCKHOLDERS´ EQUITY	3,277.0	3,385.7	3,701.6	4,137.9	4,465.0

2Q07 Results	Page 15 of 21

BALANCE SHEET	BISEL
In MILLION Ps.	II06	III06	IV06	I07	II07

ASSETS		2,633.2	2,867.9	2,971.7	3,434.2
Cash		308.2	348.5	288.3	366.1
Government Securities		895.4	803.7	1,115.9	1,177.4
Loans		1,144.6	1,176.9	1,108.0	1,308.5
To the non-financial Government Sector		175.2	179.1	183.5	187.4
To the financial Sector		70.1	80.3	60.1	0.0
To the non-financial private sector		907.9	920.9	865.5	1,123.9
-Overdrafts		417.5	335.7	190.6	326.2
-Discounted documents		111.3	130.5	139.7	164.4
-Mortgages		65.7	66.2	64.3	68.6
-Pledges		49.6	59.8	67.6	72.9
-Consumer		66.9	103.1	149.6	202.1
-Credit cards		124.3	142.8	151.4	168.9
-Other		72.6	82.8	102.3	120.8
Less: int. doc., cotiz dif.		21.0	24.5	24.1	26.2
Provisions		-29.6	-27.9	-25.2	-29.0
Other receivables from financial intermediation		143.8	382.6	302.3	401.6
Investments in other companies		1.3	1.3	1.3	1.3
Other receivables		15.7	21.6	19.8	40.8
Other assets		124.2	133.2	136.0	138.5
LIABILITIES		1,761.5	1,952.7	2,015.1	2,426.1
Deposits		1,430.5	1,408.8	1,556.5	1,844.9
From the non-financial government sector		13.8	12.7	17.0	23.6
From the financial sector		4.2	1.2	0.5	0.5
From the non-financial private sector		1,412.5	1,394.8	1,539.0	1,820.8
-Checking accounts		354.2	338.5	369.0	505.5
-Savings accounts		358.7	375.6	400.0	454.5
-Time deposits		631.2	600.6	699.5	786.4
-Other		68.3	80.1	70.5	74.5
Other liabilities from financial intermediation		299.5	507.4	422.8	546.9
Other liabilities		31.5	36.5	35.8	34.3

STOCKHOLDERS´ EQUITY		871.8	915.2	956.6	1,008.1

LIABILITIES + STOCKHOLDERS´ EQUITY		2,633.3	2,867.9	2,971.7	3,434.2

2Q07 Results	Page 16 of 21

INCOME STATEMENT	MACRO consolidated
In MILLION $	II06	III06	IV06	I07	II07

Financial income	261.3	317.9	365.1	417.5	404.6
Interest on cash and due from banks	2.2	3.7	3.3	5.2	2.8
Interest on loans to the financial sector	4.3	3.5	6.3	10.0	12.2
Interest on overdrafts	23.7	37.0	43.1	40.0	41.2
Interest on documents	10.0	15.4	21.9	23.9	27.9
Interest on mortgages	11.3	12.9	15.2	14.3	14.8
Interest on pledges	10.0	11.5	12.5	12.2	12.0
Interest on credit cards	7.0	8.5	10.3	11.6	13.0
Interest on other loans	57.0	69.7	88.3	100.4	115.0
Income from government & private securities	77.0	99.3	97.7	126.5	86.6
Net options results	0.1	0.6	-0.6	0.0	1.0
Results of guaranteed loans	6.7	7.8	9.0	8.9	8.8
Interest on other receivables from fin. intermediation	2.8	4.2	4.1	4.2	4.8
CER adjustment	19.2	14.9	22.2	24.6	16.7
CVS adjustment	0.4	0.4	0.8	0.4	0.5
Other	29.6	28.5	31.0	35.3	47.3
Financial expense	-86.0	-106.5	-126.3	-157.9	-170.8
Interest on checking accounts	-1.6	-2.6	-4.7	-5.3	-4.6
Interest on saving accounts	-1.3	-1.7	-2.0	-2.1	-2.3
Interest on time deposits	-49.2	-70.3	-77.9	-89.7	-97.7
Interest on loans from the financial sector	0.0	-0.4	-0.3	-0.2	-0.9
Interest on subordinated notes				-13.7	-12.5
Other Interest	-2.9	-4.3	-4.1	-3.0	-2.8
Net Income from options		0.0	-0.4	-0.5	0.5
Interest on other receivables from fin. intermediation	-3.2	-4.1	-3.7	-9.8	-17.7
CER adjustments	-14.4	-8.9	-13.5	-15.4	-10.3
Other Interest	-13.4	-14.2	-19.7	-18.2	-22.5
Net financial income	175.3	211.5	238.8	259.6	233.8
Provision for loan losses	-13.9	-20.4	-17.4	-17.3	-14.6

Fee income	98.2	122.9	142.7	146.9	153.3
Fee expense	-21.3	-25.7	-28.2	-32.2	-32.2
Net fee income	76.9	97.2	114.5	114.7	121.1

Administrative expense	-145.2	-168.7	-210.1	-217.6	-229.0
Minority interest		-1.7	-1.4	-0.9	-0.2
Net other income	16.2	15.2	53.1	-1.2	28.1
Earnings before income tax	109.0	133.1	177.5	137.3	139.2
Income tax	-10.4	-27.4	-30.4	-14.1	-23.9

Net income	98.6	105.7	147.1	123.2	115.3

2Q07 Results	Page 17 of 21

INCOME STATEMENT	SUQUIA
In MILLION $	II06	III06	IV06	I07	II07

Financial income	86.0	91.7	90.9	102.9	96.6
Interest on cash and due from banks	0.6	-0.1	0.4	0.4	0.3
Interest on loans to the financial sector	1.5	-0.5	2.4	3.5	5.1
Interest on overdrafts	8.6	10.9	9.7	8.7	9.0
Interest on documents	4.7	5.2	5.2	5.2	5.8
Interest on mortgages	5.4	6.0	6.8	6.4	6.6
Interest on pledges	7.1	7.4	7.4	7.0	6.6
Interest on credit cards	2.1	2.2	2.5	2.7	3.3
Interest on other loans	9.8	12.1	15.2	17.0	19.5
Income from government & private securities	26.7	29.6	19.8	28.1	16.3
Results of guaranteed loans	2.4	2.3	2.6	2.4	2.3
Interest on other receivables from fin. intermediation	0.4	2.9	1.1	1.1	1.2
CER adjustment	6.6	4.1	6.3	8.0	5.5
CVS adjustment	0.2	0.2	0.2	0.1	0.2
Other	10.0	9.3	11.3	12.3	14.9
Financial expense	-25.4	-26.6	-33.1	-36.1	-36.6
Interest on checking accounts	-0.2	-0.3	-0.3	-0.3	-0.3
Interest on saving accounts	-0.5	-0.5	-0.5	-0.5	-0.6
Interest on time deposits	-14.0	-17.6	-19.9	-21.9	-23.9
Other Interest	-1.4	-1.3	-1.3	-1.3	-1.4
Net Income from options	-0.1	-0.1	0.0	0.0	-0.5
CER adjustments	-7.1	-4.1	-5.6	-6.7	-4.1
Other Interest	-2.1	-2.6	-5.4	-5.3	-5.8
Net financial income	60.6	65.1	57.8	66.8	60.0
Provision for loan losses	-1.9	-1.3	-6.6	-3.0	-3.7

Fee income	33.0	35.3	35.5	35.7	37.2
Fee expense	-9.2	-9.7	-9.6	-10.6	-10.6
Net fee income	24.4	25.7	25.8	25.1	26.6

Administrative expense	-39.7	-38.8	-40.6	-46.4	-42.3
Net other income	7.8	8.8	61.5	15.5	18.5
Earnings before income tax	51.2	59.5	97.4	58.0	59.0
Income tax	0.0	0.0	0.0	0.0	-14.0

Net income	51.2	59.5	97.4	58.0	45.1

2Q07 Results	Page 18 of 21

INCOME STATEMENT	BISEL
In MLLION $	II06	III06	IV06	I07	II07

Financial Income		41.6	74.4	84.1	74.3
Interest on cash and due from banks		0.0	0.1	0.2	0.1
Interest on loans to the financial sector		1.0	1.4	1.2	0.6
Interest on overdrafts		6.8	15.6	10.4	10.1
Interest on documents		4.0	9.4	12.3	15.1
Interest on mortagages		0.9	2.0	2.0	2.1
Interest on pledges		1.0	2.3	2.4	2.9
Interest on credit cards		0.7	1.6	1.8	2.2
Interest on other loans		0.1	0.1	0.1	0.1
Income from goverment & private securities		20.2	30.8	41.9	28.0
Interest on guaranteed loans		1.2	2.0	2.3	2.3
Interest on other receivables from fin. Intermediation		0.3	0.6	0.5	0.6
CER adjustements		2.8	5.1	6.0	4.2
Others interest		2.8	3.3	3.0	6.0
Financial expense		-10.4	-20.6	-23.8	-23.5
Interest on checking accounts		-0.1	-0.2	-0.2	-0.2
Interest on saving accounts		-0.2	-0.5	-0.5	-0.5
Interest on time deposits		-5.2	-10.3	-11.2	-13.0
Other Interest		-0.8	-0.9	-1.0	-0.9
Interest on other receivables from fin. intermediation		0.0	0.0	0.0	-0.1
CER adjustments		-2.9	-5.5	-5.8	-4.0
Other Interest		-1.1	-3.2	-5.1	-4.8
Net financial income		31.2	53.8	60.3	50.7
Provision for loan losses		-4.1	-6.1	-5.7	-5.1

Fee income		12.5	26.4	27.3	29.3
Fee expense		-1.7	-3.0	-2.7	-2.6
Net fee income		10.8	23.4	24.6	26.7

Administrative expense		-22.0	-42.1	-44.7	-46.0
Net other income		5.7	14.9	6.8	25.2
Earnings before income tax		21.6	43.4	41.4	51.5
Income tax		0.0	0.0	0.0	0.0
Net income		21.6	43.4	41.4	51.5

2Q07 Results	Page 19 of 21

RELEVANT RATIOS

RATIOS	MACRO consolidado
	II 06	III06	IV06	I07	II07

Profitability & performance
Net interest margin	6.5%	7.0%	7.1%	7.4%	6.8%
Fee income ratio	30.5%	31.5%	32.4%	30.7%	34.1%
Efficiency ratio	57.6%	54.7%	59.5%	58.0%	64.5%
Fee income as a percentage of adm expenses	53.0%	57.6%	54.5%	52.8%	52.9%
Return on average assets	3.2%	2.8%	3.6%	3.1%	2.9%
Return on average equity	19.5%	21.0%	22.2%	21.2%	20.4%
Liquidity
Loans as a percentage of total deposits	62.8%	64.2%	66.9%	68.6%	66.5%
Liquid assets as a percentage of total deposits	62.1%	59.2%	65.2%	65.4%	64.1%
Capital
Total equity as a percentage of total assets	17.9%	16.0%	16.0%	14.5%	13.6%
Regulatory capital as a percentage of risk weighted assets	31.6%	27.7%	31.3%	30.7%	27.9%
Asset Quality
Provision for loan losses over total loans	3.7%	3.5%	3.1%	2.8%	2.4%
Non performing loans as a percentage of total loans	2.4%	2.4%	2.0%	1.7%	1.6%
Allowances as a percentage of non performing loans	154.2%	146.1%	154.3%	168.1%	156.7%
Amparos as a percentage of average equity	2.5%	2.3%	3.2%	2.9%	3.7%

2Q07 Results	Page 20 of 21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 9, 2007

MACRO BANK INC.

	By:	/s/ Luis Cerolini

Title: Attorney-in-fact

2Q07 Results	Page 21 of 21